Exhibit 99.1

 IFX-1  C5a  Controlling inflammation  Developing the First in Class Anti-C5a Antibody IFX-1: Lessons Learned from Clinical Trials  Niels C. Riedemann

 Important Notice and Disclaimer  THIS PRESENTATION HAS BEEN PREPARED BY INFLARX n.v. (“INFLARX”), a US-Nasdaq publicly listed Dutch company having its principle place of business in germany. THIS PRESENTATION IS MADE FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES. THE INFORMATION SET FORTH HEREIN DOES NOT PURPORT TO BE COMPLETE OR TO CONTAIN ALL OF THE INFORMATION YOU MAY DESIRE. STATEMENTS CONTAINED HEREIN ARE MADE AS OF THE DATE OF THIS PRESENTATION UNLESS STATED OTHERWISE, AND NEITHER THE DELIVERY OF THIS PRESENTATION AT ANY TIME, NOR ANY SALE OF SECURITIES, SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME AFTER SUCH DATE OR THAT INFORMATION WILL BE UPDATED OR REVISED TO REFLECT INFORMATION THAT SUBSEQUENTLY BECOMES AVAILABLE OR CHANGES OCCURRING AFTER THE DATE HEREOF.This presentation may contain forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our clinical results and other future conditions. All statements other than statements of historical facts contained in this presentation, including statements regarding future results of operations and financial position, business strategy, current and prospective product candidates, planned clinical trials and preclinical activities, product approvals, research and development costs, current and prospective collaborations, timing and likelihood of success, expectations regarding market acceptance and size, plans and objectives of management for future operations, and future results of anticipated product candidates, are forward-looking statements. These risks and uncertainties include those described under the caption “Risk Factors” in InflaRx's Registration Statement on Form F-1 and the accompanying prospectus filed with the Securities and Exchange Commission in connection with the company's initial public offering and other filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and InflaRx’s own internal estimates and research. While InflaRx believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources.  In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions.  Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.  InflaRx n.v. - Winzerlaer Str. 2, 07745 Jena, Germany, Email: info@inflarx.com, Tel: +49-3641-508180, www.inflarx.com

 The anti-inflammatory and tissue saving potential of IFX-1  Discussing the potential IFX-1 holds for various inflammatory disease indications

The Complement Pathways


Extrinsic "Pathway"
Enzymatic C5 Cleavage
Thrombin, Trypsin, Elastase, etc.
Complement Pathways
Classical
Lectin
Alternative
Antibody binding
Mannose binding
Foreign surfaces
C3 activation
C5-convertases
C5
Arg751/
Leu752
Scissile bonds
C5a
C5b
strong amplifier
of inflammation
other ligands:
C3a, ASP, C4a etc
Membrane Attack Complex (MAC)
triggers lysis of pathogens
C5aR
C5L2
C5b-9 = MAC
Terminal
complement
activation

The extrinsic pathway represents an additional route, outside of the well-known complement pathways, to activate C5

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The Terminal Complement Pathway


C5
C5 concentration in blood: ~75 µg/ml (~400 nM)
C5a concentration in blood: 10 ~ 30 ng/ml (~1-2.5 nM)
C5a
C5b
other ligands: C3a, ASP, C4a etc
Membrane Attack Complex (MAC) triggers lysis of pathogens
strong amplifier of inflammation
C5b-9 = MAC
upregulated in many tissues during inflammation
C5aR
C5L2
C5L2 has a different binding pocket for C5a compared to other ligands like C3a, ASP etc. and this causes different cell signaling**. The C5a signaling has been shown to be pro-inflammatory*
other signalling involved e.g. in triglyceride synthesis etc.
❖ cell activation
❖ cytokine generation
❖ PKC-signalling
❖ HMGB-1 induction* (Inflammasome)
Inflammation

* Rittirsch et al. Nat Med. 2008 May ; 14(5): 551;
Colley et al. *MABS*. 2018,10 (1), 104
Songlin et. al. J. Biol. Chem. 2019; 294(21) 8384–839

** Kalant D. et. al. J. Biol. Chem. 2003, 278 (13) 11123–11129

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The InflaRx anti-C5a Technology


C5
Cleavage of C5 through:
• Complement pathway activation, or
• Directly through enzymes via "extrinsic" pathway
C5a
conformational change
new epitope
IFX-1
C5b
C5b-9 = MAC
MAC lysis
invading microorganisms

KEY FEATURES

- ✓ Blocks C5a biological effects up to 100% in human blood
- ✓ Leaves MAC formation intact
- ✓ Binds with high affinity to the discovered epitope

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 The C5a Blocking Potential of IFX-1 in Plasma of Patients suffering from Hidradenitis Suppurativa  5 nM IFX-1 highly effectively blocks HS-plasma / C5a-induced neutrophil activation in human blood  Data source: InflaRx GmbH in-house data

  IFX-1 Specificity in Vitro and In Vivo   * Riedemann NC et. Al., Clin. Immunol. 2017 Mar 30;180:25-32    IFX-1 does not influence the hemolytic activity and leaves C5 cleavage and formation of C5b-9 (MAC) intact.   Plasma (1:10 dilution) [µl]  OD (542 nm)    50% Iysis                                                                                                                IFX-1 impact on Hemolytic Activity (CH50)*  IFX-1 impact on CH50 Analysis in Septic Patients**  * Data: InflaRx – Sepsis Clinical Trial Phase IIa

Neutrophil Activation Potential of C5a

Neutrophils , (4'600x enlarged)

control

+ C5a



Data Source: Prof. Peter Ward, University of Michigan

C5a Mode of Action on Neutrophils:

- chemotaxis of neutrophils (Shin et al 1968, *Science* 162,361-3)
- enzyme release (Goldstein et al 1974, *J. Immunol.* 113, 1583-8)
- production of O^2-radicals in neutrophils (Sacks et al 1978, *J Clin Invest* 161, 1161-7)

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 Potential of IFX-1 to Prevent Tissue damage in H7N9 induced Lung Inflammation  non-treated monkey lung - H7N9 infection  IFX-1-treated monkey lung - H7N9 infection  IFX-1 treatment markedly improved the lung injury score in H7N9 infected lungsIFX-1 treatment strongly decreased viral load in H7N9 infected lungs  Sun et al., Clin Infect Diseases, 2014, Sept.

 The tissue damaging effect of C5a

C5a as Key Player in Inflammation


Neutrophils & Monocytes
Chemotaxis & Activation
Adhesion
O2 Radicals
Enzyme release
Strong Amplifier
✓ Numerous publications
✓ Well understood MoA
proinflam. Cytokines
TNF-α, IL-1β, IL-6, IL-17
Chemokines, e.g. IL-8
HMGB-1
others
C5a
Macrophages
ROS production
Release of granular enzymes
T-cells
Promote Th1/Th17
Inhibition of Treg
Epithelial cells
Upregulation of C5aR
Tissue inflmmation
Endothelials/vascular
Upregulation of C5aR
ANGIOGENESIS
Increased vascular permeability
Adhesion molecules
Coagulation, e.g. TF
Blood
Coagulation increasing tissue factor

> 5000 publications since the 1970th

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     Summary IFX anti-C5a Technology:  IFX-1  Strong IP on discovered conformational epitope on C5a with protection until late in 2030 and with potential extension until late in 2035IFX-1 shows a superior performance:up to 100% biological blocking activity towards its target C5a in a 1:1 ratioleaves MAC formation intact – is highly selectiveIFX-1 has shown its anti-inflammatory potential in various settingsIFX-1 and IFX-2 are based on the IFRX technology and are believed to be multi-applicable in various disease indications

 Hearing clinical trials results and examining lessons learned

Hidradenitis Suppurativa

HURLEY STAGING FOR HS



Stage I

Single / multiple abscesses but no sinus tracts or scarring



Stage II

Single or multiple separated, recurrent abscesses with tract formation and scarring



Stage III

Multiple interconnected tracts and abscesses involving an entire anatomic region

CLINICAL FEATURES

- Chronic, inflammatory, recurrent, debilitating skin disease of the hair follicles
- Most commonly in the armpit, groin and genital regions
- Extremely painful inflammatory nodules, boils or abscesses
- Draining fistulas leading to considerable scarring and functional disability
- Hurley staging system used to classify severity (stage I – III)

PREVALENCE

- Up to 200,000 moderate to severe (Hurley II+III) HS patients in US
- Higher prevalence in Europe with reports > 1% total HS prevalence

CURRENT TREATMENT – MEDICAL NEED

- Adalimumab (TNF-alpha inhibitor) from AbbVie is the only approved biological in US and Europe
- Accepted (but not approved) SOC includes topical, oral or i.v. antibiotics
- In some instances, surgery is required
- **Approximately 50 - 55% of patients with moderate to severe HS do not respond or lose response to Humira[1]**

[1] combined phase III trial data for Humira: response measured by HiSCR 50 and KOL quotes in LifeSci Capital initiation report 112/2018

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 The HiSCR as Endpoint Used for Approval in HS    HISCR – a validated endpoint    Humira was approved based on HiSCR response – providing a potential pathway to approvalHiSCR defines 3 types of lesions:AbscessesInflammatory nodules Draining fistulasHiSCR response defined as:At least 50% reduction in total abscess and inflammatory nodule count (AN count)No increase in the number of abscesses from baselineNo increase in the number of draining fistulas from baseline

 IFX-1 Open Label Phase IIa Study in Hidradenitis Suppurativa  1 dose groupWeekly i.v. 800 mg until week 8 (plus one additional loading dose on day 4)  Open labelSingle-center12 patients  Assessing safety and efficacy of IFX-1 in HSPrimary endpoint: safetySecondary endpoint:HiSCR response at different time points,           Study design  design              Male  8 (66.7%)  Age [y]   48 ± 1550 (22; 69)  Hurley Stage III  12 (100%)  BMI  27.3 ± 4.926.6 (19.6; 34.5)  Weight [kg]  82.2 ± 14.778.0 (63.0; 105.0)  Duration of HS [y]  20 ± 920 (3; 35)  AN count  6.4 ± 2.56 (3; 11)  Failure to TNF-alpha blockade  9/12  objective          Treatments      Patient characteristics

 IFX-1 Open Label Phase IIa Study in Hidradenitis Suppurativa: HiSCR Response  83% HiSCR response rate in a severe patient population – with long effect durationStrong effect on draining fistula reduction detected (not captured with the HiSCR) – data not shown  HiSCR response: Treatment period day 1 – day 50

 Efficacy of IFX-1: Skin Response Example, Phase IIa Trial in HS  DAY 1  DAY 134  Peri-rectal  IFX-1 demonstrated a long lasting effect on the inflammatory lesions after only 8 weeks of 800mg qw dosing

IFX-1 in HD: SHINE Study Details

Main Period

- Placebo
- IFX-1 minimal dose (400mg q4w)
- IFX-1 low dose (800mg q4w)
- IFX-1 medium dose (800mg q2w)
- IFX-1 high dose (1200mg q2w)

Open Label Extension Period (OLE)

- **Week 16 HiSCR Responders:** IFX-1 low dose (800mg q4w)
- **Week 16 HiSCR Non-Responders:** IFX-1 medium dose (800mg q2w)

Screening | **16 weeks (double blind)** | **28 weeks (24 weeks treatment + 4 weeks observation)**

TOTAL TREATMENT TIME: 9 months + 1 month observation

MAIN GOALS

- Test a dose dependent effect of IFX-1 on HiSCR responds at week 16 (primary endpoint)
- Assess long term safety of IFX-1
- Test durability of response with lower maintenance therapy in open label extension period

Important Note: Patients entering the OLE were not unblinded to their initial therapy

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   SHINE Study Patient Disposition for Open Label Extension (OLE)  Completed OLEn = 122 (69%)  Discontinuedn = 34 (19%)  visit at EOT at wk 40n = 116  completed wk 44n = 122  Patients Enrolledn = 179  Patients Dosed n = 177 (100%)  Entered Extensionn =156 (88%)  MAIN PERIOD  OLE Period    week 16    week 40 + 4  End of Treatment (EOT) - week 40: Sept. 6th 2019 (completed at snapshot: n = 116)Last patient last visit (week 44): Oct. 4th 2019 Final Data will be available early 2020    Snapshot Analysis end of Sep. 2019

 SHINE STUDY: Primary Outcome HiSCR at Week 16 versus AN Count Reduction   Primary Endpoint: HiSCR dose response signal not met but signal towards improved AN count  n = approx. 35/ group  * Full analysis set  Treatment Group

 SHINE STUDY: Outcome on Draining Fistula and IHS-4 Score Reduction – week 16  stat. significant change in DF and in IHS-4 scores detected  * Full analysis set  Treatment Group  ** Full analysis set – baseline adjusted  p= 0.0202

IHS-4 Score: Includes and Weights All Inflammatory Lesions

IHS-4 points = sum of	
number of inflammatory nodules	x 1
number of abscesses	x 2
number of draining fistulas	x 4

HS STAGE	
Mild:	≤ 3 points
Moderate:	4-10 points
Severe:	≥ 11 points

- Developed by KOL´s / Physicians to establish a new severity scoring system, suitable for tracking treatment response
- Captures reduction of draining fistulas (unlike HiSCR)
- Weights the most fluctuating lesions (infl. nodules) less than abscesses or fistula – lower variability
- Internal validation work shows correlation with DLQI and Pain Scores in SHINE data set

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 Inflammatory Lesion Reductions in all OLE Patients at End of Treatment (week 40) Compared to Placebo Group Performance in Main Period  Marked improvement of all inflammatory lesions over time – not explainable by placebo effect  Relative Reduction (% mean) of Counts / Scores compared to Respective Baseline (Day1)*  of Placebo patients on week 16  placebo group week 16  OLE patients week 40  of all OLE patients on week 40 (n=116)  * full analysis set (unadjusted)

 IHS-4 Scores Over Time in OLE: Non-responders versus Responders  Non-responders improve under medium dose IFX-1 treatment during OLE Responders are relatively “stable” with their IHS-4 scores on low dose IFX-1  Change in IHS-4 scores between week 16 and week 40 in week 16 HiSCR responders versus non-responders*  Responders(n = 72)  Non-Responders(n = 84)  * full analysis set

IHS-4 Scores in OLE Patients: Relative Change from Baseline (Day 1) HiSCR Non-responder Group (week 16)

IHS-4 scores: Relative change from baseline (mean) in OLE patients at week 16 and week 40 in **HiSCR non-responder patients** (week 16) – displayed per Main Period Treatment group*


30
20
10
0
-10
-20
-30
-40
IFX-1 800 mg q2w
week 16
week 40
Treatment Group in Main period:
placebo
400 mg q4w
800 mg q4w
800 mg q2w
1200 mg q2w

Main period placebo and minimal dose patients show strongest improvement in IHS-4 scores when being treated with medium IFX-1 dose (for week 16 HiSCR Non-Responders)

* Last observation carried forward analysis set

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 IHS-4 Scores in OLE Patients: Relative Change from Baseline (Day 1) HiSCR Responder Group (week 16)  IHS-4 Scores relative change to baseline (mean) in OLE patients at week 16 and week 40 in week 16 HiSCR responders - displayed per Main Period Treatment group*  IFX-1 800 mg q4w    Treatment Group in Main period:  Main period HiSCR responders maintain or slightly lose their IHS-4 score improvements when treated with the low dose IFX-1  * Last observation carried forward analysis set

       SHINE Study – Insights into Pharmacokinetics/Pharmacodynamics  LEARNINGS from SHINE study PK/PD and Related modeling        Results indicate that IFX-1 consumption in HS is much higher than in other diseases (trough levels are a multiple lower at same dose)      Results further indicate that this consumption in HS is likely driven by a very high C5a turnover rate    Models suggest that IFX-1 achieves a good tissue penetration rate, especially for higher dose groups    Models suggest a target mediated drug clearance: this means, the higher the generation rate of C5a the higher the IFX-1 clearance

 Key Takeaways of SHINE Study:                    HiSCR is burdened by high variability (driven by AN count variability) and by a lack of capturing reduction of draining fistula  Evidence for a very high C5a turnover rate in HS, leading to IFX-1 consumption  IFX-1 leads to a market reduction of all inflammatory lesions in this disease with a durable long term effect detected even at non-optimal doses  IFX-1 long term treatment was well tolerated, no drug related SAE´s in the open label extension phase

CONTROLLING
INFLAMMATION
inflaRx

Thank you for your attention

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena, Germany

Email: info@inflarx.com

Tel: +49-3641-508180

Fax: +49-3641-508181

www.inflarx.com